CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Peter Dans
 (905) 267-4230 peter.dans@mdsinc.com

For Immediate Release:

MDS Announces CEO Transition Plan

Steve West Appointed Chief Operating Officer and Future CEO

TORONTO, Canada, September 17, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that Steve West, President of MDS Nordion, has been appointed Chief Operating Officer (COO) of MDS Inc.  Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc., intends to step down from his position following the successful completion of strategic transactions announced on September 2, 2009.   Once the Company is focused solely on the MDS Nordion business, Mr. West is expected to become CEO.

“As we reposition the Company to unlock the value of MDS businesses, we have prepared for a smooth CEO transition as part of our succession planning process,” said James S. A. MacDonald, Chairman of MDS Inc.’s Board of Directors.  “Steve is a talented executive with a proven track record of delivering strong performance.  He assumes the COO position with the full confidence and support of the Board.”

Mr. West became President of MDS Nordion in 2003.  He began his career at MDS in 2001 as a senior partner with MDS Capital Corporation.  Prior to that, he was President of DiverseyLever Canada and has held a variety of CEO assignments in Asia and the Pacific Rim, as well as international business development responsibilities in the specialty chemicals field.   Mr. West holds a degree in Genetics from the University of London and completed post-graduate research in biotechnology.

“Steve is an experienced leader with strong business acumen and significant capability managing complex operations,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.   “The Board and I believe that Steve is well positioned to build MDS Nordion as a stand-alone company focused on its core strengths in medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies.”

“I am excited about the opportunity to lead MDS as it enters a new chapter in its evolution,” said Steve West.  “Together with our team of talented employees, I look forward to continuing to address the challenges we face and to focus on opportunities to build the business.”

Strategic Repositioning of MDS
On September 2, 2009, MDS announced that it had entered into an agreement to sell its MDS Analytical Technologies business, a leading global supplier of drug discovery and life sciences research tools, to Danaher Corporation (NYSE: DHR) for $650 million in cash, and that it currently intends to return approximately $400 million to $450 million of the sale proceeds to its shareholders.   The completion of the sale is subject to shareholder and regulatory approval, and other closing conditions.

The Company also announced that it intends to sell its MDS Pharma Services business, a leading provider of innovative drug discovery and early-stage development solutions for pharmaceutical and biotechnology companies.  Assuming completion of the sale of MDS Analytical Technologies and MDS Pharma Services, MDS will remain as a publicly traded entity consisting solely of the MDS Nordion business.

These decisions follow a comprehensive strategic review by a Special Committee of independent Directors working with Management and financial and legal advisors.  The MDS Inc. Board of Directors believes the actions announced are in the best interests of the Company and its shareholders, and unanimously recommends that shareholders vote in favor of the sale of MDS Analytical Technologies.

To approve the sale of MDS Analytical Technologies, a Special Meeting of Shareholders will be held on October 20, 2009.  The sale must be approved by two-thirds of the votes cast at the meeting.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and diagnosis and treatment of disease. MDS Inc. is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 4,200 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements, including statements with respect to the proposed sale of the MDS Analytical Technologies business, the proposed use of proceeds from the sale, the strategy of the remaining business and the Company’s intention to sell other assets of the Company.  Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance, and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans, acquisitions and divestitures including the proposed sale of  the MDS Analytical Technologies business, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission.

SOURCE MDS Inc.